NEWS RELEASE                                                Exhibit 99.1

For further information contact:

Kerry J. Chauvin                                        Joseph "Duke" Gallagher
Chief Executive Officer                                 Chief Financial Officer
(504) 872-2100                                                   (504) 872-2100
FOR IMMEDIATE RELEASE
THURSDAY, OCTOBER 22, 1998



                         GULF ISLAND FABRICATION, INC.
             REPORTS THIRD QUARTER AND YEAR-TO-DATE 1998 EARNINGS


     Houma, LA - Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported pro forma net income of $5.3 million ($.45 diluted EPS) on revenue of $51.9 million for its third quarter ended September 30, 1998, compared to pro forma net income of $3.7 million ($.32 diluted EPS) on revenue of $36.3 million for the third quarter of 1997. Pro forma net income for the first nine months of 1998 was $14.7 million ($1.25 diluted EPS) on revenue of $149.4 million, compared to pro forma net income of $9.2 million ($.89 diluted EPS) on revenue of $101.6 million for the first nine months of 1997.

     Pro forma net income gives effect to federal and state income taxes as if the company had been a C Corporation for tax purposes during all the periods presented. Pro forma net income excludes the non-recurring charge of $1.1 million to record the cumulative deferred income tax provision upon the election on April 4, 1997 to convert from S Corporation status to C Corporation status. On October 6, 1997 the Company's Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend that was distributed on October 28, 1997 to shareholders of record on October 21, 1997. All share and per share data presented reflects the stock split. At September 30, 1998, the company had a revenue backlog of $53.3 million and a labor backlog of approximately 1.0 million manhours remaining to work.

     "We had a great third quarter and are quite pleased with our results over the first nine months of the year," said Kerry Chauvin, Gulf Island's Chief Executive Officer. "Despite our Company's excellent performance, however, the downturn in our industry brought on by continued low oil prices and a downturn in natural gas prices as well, will impact our ability to maintain these high levels of performance beyond year end. The dollar value of projects available in the market is significantly below last year's levels and our backlog is being similarly eroded. Competition for available projects has become more intense and future margins will likely be diminished. Cost reduction measures will be undertaken as appropriate to meet these conditions. In the longer term, demand for our services will largely depend upon prices for oil and gas, which are difficult to predict. At some point however, it is expected that these should recover as supplies are reduced and our customers are forced to replace them."

     Gulf Island Fabrication, Inc., based in Houma, Louisiana, is a leading fabricator of offshore drilling and production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. The Company also offers offshore interconnect pipe hook-up, inshore marine construction, and steel warehousing and sales. With the acquisition of Southport, Inc., effective January 1, 1998, the Company also provides the fabrication of living quarters for offshore platforms for the oil and gas industry.

     Information in this press release concerning future industry conditions and future company operations and performance are forward-looking statements based on current expectations and assumptions. These statements involve risks and uncertainties that include, among others, the prices of crude oil and natural gas, the timing of new projects and the Company's ability to obtain them, and competitive factors in the industry. Changes in these factors could result in changes in the Company's performance and could cause the actual results to differ materially from those expressed in the forward-looking statements.



                         GULF ISLAND FABRICATION, INC.
                CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                    (in thousands, except per share data)

                                                Three Months Ended               Nine Months Ended
                                                September 30,                    September 30,
                                                         1998            1997             1998           1997
Revenue                                           $51,866             $36,311         $149,421       $101,556
Cost of revenue                                    42,036              29,325          121,513         83,282
                                                  -------             -------         --------       --------
Gross profit                                        9,830               6,986           27,908         18,274
General and administrative expenses                 1,458               1,115            4,532          3,262
                                                  -------             -------         --------       --------
Operating income                                    8,372               5,871           23,376         15,012

Other expense (income):
   Interest expense                                    19                  16               76            324
   Interest income                                    (94)                (77)            (183)          (112)
                                                  -------             -------         --------       --------
                                                      (75)                (61)            (107)           212
                                                  -------             -------         --------       --------
Income before income taxes                          8,447               5,932           23,483         14,800
Income taxes                                        3,135               2,234            8,787          4,210
Cumulative deferred tax provision(1)                    0                   0                0          1,144
                                                  -------             -------         --------       --------
Net income                                        $ 5,312             $ 3,698         $ 14,696       $  9,446
                                                  =======             =======         ========       ========


Pro forma data: (2)
   Income before income taxes                     $ 8,447             $ 5,932         $ 23,483       $ 14,800
   Income taxes                                     3,135               2,234            8,787          4,210
   Pro forma income taxes
     related to operations as S Corporation             0                   0                0          1,379
                                                  -------             -------         --------       --------
Pro forma net income                              $ 5,312             $ 3,698         $ 14,696       $  9,211
                                                  =======             =======         ========       ========

Pro forma per share data:
   Pro forma basic earnings per share (3)         $  0.46             $  0.32         $   1.26       $   0.89
                                                  =======             =======         ========       ========
   Pro forma diluted earnings per share (3)(4)    $  0.45             $  0.32         $   1.25       $   0.89
                                                  =======             =======         ========       ========
Weighted-average shares (3)                        11,638              11,600           11,627         10,310
                                                  =======             =======         ========       ========
Adjusted weighted-average shares (3) (4)           11,697              11,689           11,711         10,353
                                                  =======             =======         ========       ========
Depreciation and amortization
    included in expense above                     $ 1,060             $   765         $  3,090       $  2,104
                                                  =======             =======         ========       ========


(1) Cumulative deferred tax provision charged upon election on April 4, 1997 to convert from an S Corporation status to a C Corporation Status.

(2) Pro forma information gives effect to federal and state income taxes as if the Company had been a C Corporation for tax purposes during all periods presented.

(3) Includes the initial public offering completed on April 9, 1997 and retroactively restates the two-for-one stock split effective October 28, 1997.

(4) The calculation of diluted earnings per share assumes that all stock options are exercised and that the assumed proceeds are used to purchase shares at the average market price for the period.